UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL Number: 3235-0058 Expires: February 28, 2022 Estimated average burden hours per response ..........2.50

FORM 12b-25	SEC FILE NUMBER 001-39939
NOTIFICATION OF LATE FILING	CUSIP NUMBER 34962M205

(Check one):   ☐ Form 10-K             ☐ Form 20-F            ☐ Form 11-K           ☒ Form 10-Q           ☐ Form 10-D            ☐ Form N-CEN
☐ Form N-CSR

For Period Ended:	June 30, 2021
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Fortistar Sustainable Solutions Corp.
Full Name of Registrant

N/A
Former Name if Applicable

One North Lexington Avenue
Address of Principal Executive Office (Street and Number)

White Plains, NY 10601
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra Sheets if Needed)

Fortistar Sustainable Solutions Corp. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021 (the “Second Quarterly Report”) by August 16, 2021 (the “Prescribed Due Date”) for the reasons described below.

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the Securities and Exchange Commission together issued a public statement (the “SEC Warrant Accounting Statement”) on accounting and reporting considerations for warrants issued by special purpose acquisition companies (“SPACs”), which indicated that warrants with certain features commonly issued in SPAC transactions “should be classified as a liability measured at fair value, with changes in fair value each period reported in earnings.” The Company previously accounted for its outstanding public warrants and private placement warrants (collectively, the “Warrants”) issued in connection with its initial public offering as components of equity instead of as derivative liabilities.

Given the scope of the analysis and process required to resolve the accounting treatment of the Warrants, and the dedication of significant time and substantial resources necessary to prepare its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021 (the “First Quarterly Report”), the Company was delayed in filing the First Quarterly Report.  As a result of the delay in filing the First Quarterly Report, the Company was unable to prepare the Second Quarterly Report in time sufficient to file it on or before the Prescribed Due Date.

The Company is working diligently to file its Second Quarterly Report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott Contino	914	421-4900
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒  No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐  No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the completion of the Company’s quarterly review procedures, many of which are outside the Company’s control, the Company’s expectations with respect to the timing of the filing of its Second Quarterly Report. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results, including those under “Risk Factors” in the Company’s: (i) Registration Statement on Form S-1 filed with the SEC and declared effective on January 26, 2021 in connection with our initial public offering, (ii) First Quarterly Report filed with the SEC on July 26, 2021; and (iii) subsequent reports filed with the SEC after the date hereof. Most of these factors are outside the Company’s control and are difficult to predict. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, except to the extent required by law.

Fortistar Sustainable Solutions Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 17, 2021	By:	/s/ Scott Contino
Name: Scott Contino Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.